Contact: Desiree Pierson                FOR IMMEDIATE RELEASE
         (610) 495-8413

                       GLOBAL SPILL SHAREHOLDERS APPROVE
                           PROXY STATEMENT PROPOSALS

Linfield, Pennsylvania, October 5, 1998 ... Shareholders of GLOBAL SPILL MANAGEMENT, INC. (BIOF) at the Annual Meeting held today approved the proposals to (a) elect the eight nominees of LITCHFIELD CONTINENTAL to the Board, (b) change the name to BIOFARM, INC., and (c) appoint BDO International (Munich, Germany) as independent auditors.

     As soon as a Certificate of Amendment is filed in Nevada to effect the name change, NASDAQ will advise all broker-dealers of the name change. The symbol BIOF will remain the same. The name change is designed to reflect the principal business of the Company. As previously reported, the acquisition of BIOFARM S.A., a full product pharmaceutical entity located in Romania, was completed on September 4, 1998, when the previous escrow was terminated.

     BDO's initial engagement will be to conduct the audit of Biofarm, Inc. on a fully consolidated basis for the fiscal year ending December 31, 1998. The audit of Biofarm S.A. for the nine-month period ended September 30, 1998, which will be filed with the Form 8-K report reporting the Biofarm acquisition on or before 75 days from September 4, 1998, will be conducted by Coopers & Lybrand.

     Shareholders of BIOFARM, INC. may continue to reach the Company at (610) 495-8413.

     As reported at the Annual Meeting, a Litchfield spokesman confirmed that earnings of the Romanian pharmaceutical subsidiary are running ahead of expectations and that a two-shift manufacturing schedule has been instituted to attempt to accommodate the demand for products. It was also reported that negotiations to acquire additional pharmaceutical companies are expected to be finalized shortly.